PIMCO Variable Insurance Trust

Supplement Dated August 22, 2016 to the
Administrative Class Prospectus and Advisor Class and Class M Prospectus, each dated April 29, 2016, as supplemented (the Prospectuses); and the Statement of Additional Information dated April 29,
2016, as supplemented (the SAI)


Disclosure Related to the PIMCO Global Advantage(r)
Strategy Bond Portfolio (the Portfolio)


IMPORTANT NOTICE REGARDING CHANGES INVESTMENT OBJECTIVE
AND PRINCIPAL INVESTMENT STRATEGIES


PIMCO Global Core Bond (Hedged) Portfolio

Investment Objective

The Portfolio seeks total return which exceeds that of its benchmark.

Principal Investment Strategies

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Fixed Income
Instruments include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S.
public- or private-sector entities.

Pacific Investment Management Company LLC
(PIMCO) selects the Portfolios foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, invest without limitation in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar denominated securities or currencies) to within 5% (plus or minus) of the foreign currency exposure of the Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 0%. The Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries. The Portfolio may also invest up to 5% of its total assets in preferred stock. In addition, the Portfolio may invest in both investment-grade securities and high yield securities (junk bonds) subject to a maximum of 10% of its total assets in securities rated below BBB by Moody's Investors
Service, Inc. (Moodys), or equivalently rated by Standard & Poors Ratings Services (S&P) or Fitch,
Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality. The average portfolio duration of this Portfolio normally varies within 1.5 years (plus or minus) of the portfolio duration of the securities comprising the Barclays Global Aggregate (U.S. Dollar-
Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was
6.9 years. In addition, the average U.S. portfolio duration of this Portfolio normally varies within 1 year (plus or minus) of the U.S. portfolio duration of the securities comprising the Barclays Global Aggregate (U.S. Dollar-
Hedged) Index, as calculated by PIMCO, which as of June 30, 2016 was 2.4 years. Duration is a measure used to determine the sensitivity of a securitys price to changes in interest rates. The longer a securitys duration, the more sensitive it will be to changes in interest rates.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The total return sought by the Portfolio consists of income earned on the Portfolios investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Investors should be aware that, during the Portfolios transition from the principal investment strategies in effect prior to October 21, 2016 to the principal investment strategies described above, certain of the Portfolios holdings may represent a greater or lesser proportion of the Portfolios overall net assets than is intended to be the case, under normal conditions, once the new principal investment strategies are fully implemented. As a result, during this transition period, the Portfolio may experience performance that is not reflective of the performance expected based on full implementation of the principal investment strategies described above. There is the risk that, during such transition period, the Portfolio could experience losses, including losses greater than, or gains less than, the losses or gains that would otherwise be incurred were the strategies fully implemented.